UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended    June 30, 2026

SPOTITEARLY, INC.
(Exact name of issuer as specified in its charter)

Delaware	33-3773069
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

61 W. Palisade Ave. Englewood, NJ 07631
(Full mailing address of principal executive offices)

(551) 355-6554
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Material changes in the Company’s Statement of Operations for the six months ended June 30, 2026 compared to the same period in the prior year are discussed below:

Increase (I) or
Item	Decrease (D)	Reason
Sales and Marketing Expenses	I	Mainly due to higher marketing investments related expenses during H1 2026
General and Administrative	D	Primarily due to H1 2025 incurred elevated costs related to SEC submission process.

Capital Resources and Liquidity

The Company’s sources and (uses) of cash (U.S. dollars in thousands) for the six months ended June 30, 2026 and 2025 are shown below:

	2026	2025
Cash provided (used) by operating activities	(2,519)	(2,283)
Proceeds from sale of marketable securities	1,174	--
Purchase of property and equipment	(88)	(7)
Sale of convertible preferred stock, net of issuance cost	27	--
Change in Exchange Rates	15	255

Trends

The factors that will most significantly affect our future operating results, liquidity and capital resources will be:

•Our ability to successfully raise capital for our clinical trials and operating expenses;

•Obtaining necessary FDA approvals for our products; and

•The successful commercial launch and market acceptance of our products.

Other than the foregoing, we do not know of any trends, events or uncertainties that have had, or are reasonably expected to have, a material impact on:

•revenues or expenses;

•any material increase or decrease in liquidity; or

•expected sources and uses of cash.

Off-Balance Sheet Financing Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, and results of operations, liquidity or capital expenditure.

Contractual Obligations

As of June 30, 2026 we did not have any material capital obligations.

Item 2.Other Information

None.

Item 3.Financial Statements

SPOTITEARLY, INC.

JUNE 30, 2026

FINANCIAL STATEMENTS

(Unaudited)

SPOTITEARLY INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	As of	As of
	June 30,	December 31,
ASSETS	2026	2025

CURRENT ASSETS
Cash and cash equivalents	$439	$1,836
Restricted cash	86	80
Investments in marketable securities	643	1,803
Prepaid expenses and other current assets	849	479
Total current assets	2,017	4,198

NON-CURRENT ASSETS
Property and equipment, net	200	137
Crypto assets held	150	703
Total non-current assets	350	840

TOTAL ASSETS	$2,367	$5,038

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$225	$266
Employees and related liabilities	200	191
Accrued expenses and other current liabilities	75	111
Total current liabilities	500	568

NON-CURRENT LIABILITIES
Deferred tax liability	152	391
Total non-current liabilities	-	-
TOTAL LIABILITIES	$652	$959

Contingent liabilities and commitments (Note 6)
Convertible preferred stocks, no par value; 30,000,000 stocks authorized; 11,639,718 and 11,627,834 issued and outstanding; as of June 30, 2026 and December 31, 2025, respectively. $22,144 and $22,144 liquidation preference as of June 30, 2026 and December 31, 2025, respectively.	22,903	22,876
STOCKHOLDERS' EQUITY
Common stocks, no par value, authorized: 50,000,000 stocks; issued and outstanding: 8,755,100 and 8,684,618 stocks as of June 30, 2026 and December 31, 2025, respectively.	-	-
Additional paid-in capital	3,857	3,571
Accumulated deficit	(25,045)	(22,368)
Total stockholders' equity	(21,188)	(18,797)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,367	$5,038

The accompanying notes are an integral part of the consolidated financial statements.

SPOTITEARLY INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,	Six months ended June 30,
	2026	2025

Research and development expenses	1,695	1,654
Sales and marketing expenses	229	31
General and administrative expenses	622	1,038
Operating loss	2,546	2,723

Interest expenses (income)	13	(340)
Other expenses, net	357	1,024
Loss before Tax	2,916	3,407

Tax expenses (income)	(239)	4

Net loss and comprehensive loss	2,677	3,411

Basic and diluted net loss per share	0.31	0.39

Weighted average number of shares outstanding used in computing basic and diluted net loss per share	8,649,329	8,684,618

In the opinion of the Company’s management, all adjustments necessary in order to make these interim financial statements not misleading have been included.

The accompanying notes are an integral part of the consolidated financial statements.

 SPOTITEARLY INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred Stocks		Common stocks		Additional paid- in	Accumulated	Total stockholders’
	Number	Amount	Number	Amount	capital	deficit	equity
Balance as of December 31, 2025	11,627,834	$22,876	8,684,618	-	3,571	(22,368)	$(18,797)

Issuance of preferred stocks, net of issuance cost	11,884	27	-	-	-	-	-
Issuance of common stocks for stock options exercised	-	-	70,482	-	-	-	-
Stock-based compensation	-	-	-	-	286	-	286
Loss for the period						(2,677)	(2,677)

Balance as of June 30, 2026	11,639,718	22,903	8,755,100	-	3,857	(25,045)	$(21,188)

Balance as of December 31, 2024	8,305,151	$8,380	8,684,618	-	$2,912	$(16,859)	$(13,947)
Adoption of ASU 2023-08						444	444
Stock-based compensation	-	-	-	-	350	-	350
Loss for the period	-	-	-	-	-	(3,411)	(3,411)

Balance as of June 30, 2025	8,305,151	$8,380	8,684,618	-	3,262	(19,826)	$(16,564)

The accompanying notes are an integral part of the consolidated financial statements.

SPOTITEARLY INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,	Six months ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(2,677)	$(3,411)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	25	20
Stock-based compensation expenses	286	350
Change in fair value of convertible securities	-	1,310
Gain from the change in fair value of marketable securities	(14)	(269)
Loss (gain) the change in fair value of crypto assets held	138	(16)
Effect of exchange rate on cash and cash equivalents	(15)	(255)

Changes in assets and liabilities:
Prepaid expenses and other current assets	45	210
Accounts payable	(41)	133
Employees and related liabilities	9	38
Deferred tax liabilities	(239)	4
Accrued expenses and other current liabilities	(36)	(397)

Net cash used in operating activities	(2,519)	(2,283)

Cash flows from investing activities:
Proceeds from sale of marketable securities	1,174	-
Purchase of property and equipment	(88)	(7)
Net cash provided by (used in) investing activities	1,086	(7)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance cost	27	-
Net cash provided by financing activities	27	-

Effect of exchange rate changes on cash, cash equivalents and restricted cash	15	255
Net decrease in cash and cash equivalents	(1,406)	(2,290)
Cash, cash equivalents and restricted cash at the beginning of the year	1,916	5,310
Cash, cash equivalents and restricted cash at June 30, 2026	525	3,275

Reconciliation of cash, cash equivalents and restricted cash to amounts reported on the balance sheets
Cash and cash equivalents	439	3,199
Restricted cash	86	76
	525	3,275
Supplemental disclosure of non-cash investing and financing activities:
Receivables from the sale of crypto assets	$415	$-

The accompanying notes are an integral part of these financial statements.

SPOTITEARLY INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 1-GENERAL

A.Description of the Company:

SpotitEarly Inc. (the “Company”) was formed as a Delaware corporation on November 26, 2024.

On April 9, 2025, the Company acquired all of the share capital of the SpotitEarly Ltd. pursuant to a reorganization transaction in which all holders of the SpotitEarly Ltd.’s ordinary shares, preferred shares, share options and convertible securities exchanged their holdings for shares of common stock, preferred stock, stock options and convertible securities in the Company (the “Reorganization”). The outstanding and fully diluted ownership remained the same after the Reorganization, and the rights attached to SpotitEarly Ltd.’s shares, share-options, the various types of preferred shares and convertible securities retained substantially the same rights. As a result of the Reorganization, the Company became the parent entity of the SpotitEarly Ltd.

Since the above reorganization was made between companies under common control, the consolidated financial statements of the Company and its subsidiary are presented as if the above transaction had occurred on the first day of earliest year presented.

B.Going Concern:

The accompanying financial statements are prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. To date, the Company has not generated revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses for the foreseeable future until it completes the development of its products and obtains regulatory approvals to market such products.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern for at least a year after the issuance date of the accompanying financial statements. Management plans to address these conditions by raising funds. However, there is no assurance that such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount or classification of liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.Basis of presentation;

The unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. The information included in these condensed interim financial statements should be read in conjunction with the audited financial statements and accompanying notes of SpotitEarly Inc. as of and for the year ended December 31, 2025. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of results for the interim period. The results for the interim periods are not necessarily indicative of the results to be expected for the full year ending December 31, 2026.

SPOTITEARLY INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

B.Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

C.       Income Taxes

The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Income Taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on all available positive and negative evidence.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

D.Significant Accounting Policies:

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

E.Recently Adopted Accounting Pronouncements:

(1)In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU is effective for the Company beginning its annual fiscal year 2024, and interim periods thereafter. The new guidance was adopted by the Company in its 2024 annual financial statements, and it was applied retrospectively for the prior period presented in these financial statements. See Note 7 – Segment Reporting for further information.

(2)In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-08. ASU 2023-08 requires in-scope crypto assets to be measured at fair value at each reporting period, with gains and losses from changes in the fair value of such crypto assets recognized in net income.

SPOTITEARLY INC.

 NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

E.Recently Adopted Accounting Pronouncements (Cont.):

The Company adopted ASU 2023-08 effective January 1, 2025, on a prospective basis, with a cumulative-effect adjustment to the opening balance of accumulated deficit. Prior periods were not restated. Therefore, the Company’s financial results for the six months ended June 30, 2025 are not directly comparable to the financial results for earlier periods.

The adoption of ASU 2023-08 resulted in the following impacts:

	December 31, 2024 As reported	Adjustments	As adjusted

Crypto assets held	201	577	778
Deferred tax liability	-	133	133
Accumulated deficit	16,859	444	16,415

F.Recently issued accounting pronouncements not yet adopted:

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses. This update aims to enhance the transparency of financial reporting by requiring public business entities (PBEs) to provide disaggregated disclosure of certain income statement expense captions into specified categories in disclosures within the footnotes to the financial statements. The ASU is effective for annual fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Adoption of this ASU should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

NOTE 3-CONVERTIBLE SECURITIES

Since inception, the Company has entered into certain SAFE agreements with existing and new investors.

Upon the event the Company issues and sells preferred stocks at a fixed pre-money valuation (“Equity Financing Event”), the SAFE will automatically converted into preferred stocks. The number of preferred stocks issued upon conversion is calculated by dividing the SAFE amount by the conversion price which is the lower of (i) a fixed discounted price, or (ii) a price per stocks equal to the valuation cap divided by total number of outstanding stocks immediately after the Equity Financing Event, calculated on an as-converted and fully diluted basis, and including stocks reserved and available for future grant under the Company’s equity incentive plan.

The SAFE agreements provide holders with an option to redeem their SAFE for cash in the event of a change of control or an initial public offering.

At the event of dissolution prior to an Equity Financing Event, holders of SAFEs will be entitled to receive an amount equal to the SAFE amount before any distribution of assets to holders of outstanding common stocks or preferred stocks.

SPOTITEARLY INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 3-CONVERTIBLE SECURITIES (CONT.)

The following table summarizes the terms of SAFE outstanding as of June 30, 2025:

Date issued	Safe amount	Conversion Discounted rate	Conversion Valuation cap
September-November 2022	$3,000	25%	$56,000
April – September 2023	5,000	20%	64,400
November 2024 (1)	2,500	25%	100,000
Total	$10,500

(1)Under the November 2024 SAFE, one of the investors was also granted an option to invest an additional $500 under the SAFE with the same terms, in the event that the Company raises $9,000 in equity financing. This option was accounted for as a freestanding derivative instrument which is measured at fair value and presented at the balance sheet within convertible securities. During 2025, pursuant to the terms of the November 2024 SAFE, the investor exercised the option, and the Company accepted an additional $500 investment under the same terms. Accordingly, the investor’s total additional investment amounted to $1,000.

(2)During 2025, following an Equity Financing Event, the outstanding SAFEs and the additional $1,000 investment were converted into 3,301,203 series A-2 preferred stocks at a price per share in a range of $2.82-$5.03, in accordance with the applicable valuation caps of the respective SAFE agreements.

The SAFEs were valued at June 30, 2025 using a probability-weighted expected return model, which incorporated significant unobservable inputs.

June 30, 2025

Fair value of common stock (*)	$2
Weighted average cost of capital	21.8%
Risk free rate	4.79%

(*)Including inputs and assumptions on the likelihood of a SAFE mandatory conversion, qualified equity financing or dissolution.

NOTE 4 - CRYPTO ASSETS HELD

The following table sets forth the units held, cost basis, and fair value of crypto assets held, as shown on the consolidated balance sheet as of June 30, 2026:

	Units	Cost basis	Fair value
Crypto assets held:
Bitcoin	1.85	$78	$111
Ether	64.75	61	34
Others		62	5
Total Crypto assets			150
Cash held with kraken			415
Total other assets			565

SPOTITEARLY INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 4 - CRYPTO ASSETS HELD (CONT.)

The following table sets forth the units held, cost basis, and fair value of crypto assets held, as shown on the consolidated balance sheet as of December 31, 2025:

	Units	Cost basis	Fair value

Crypto assets held:
Bitcoin	5.729	$78	$501
Ether	64.69	61	192
Others		62	10
Total Crypto assets			703

NOTE 5 - FAIR VALUE MEASUREMENTS

The following table provides the liabilities carried out at fair value measured on a recurring basis:

Fair Value Measured as of June 30, 2026

Financial assets at fair value:	Level 1	Level 2	Level 3	Total
Marketable securities	643	-	-	643
Crypto assets	565	-	-	565
Total financial assets at fair value	1,208	-	-	1,208

Fair Value Measured as of December 31, 2025

Financial assets at fair value:	Level 1	Level 2	Level 3	Total
Marketable securities	$1,803	-	-	$1,803
Crypto assets	703			703
Total financial assets at fair value	2,506	-	-	2,506

The changes in the fair value of the Company’s Level 3 financial liabilities, which are measured on a recurring basis are as follows:

For the six months ended June 30, 2025

January 1, 2025	$12,057
Change in fair value of convertible securities	1,310
June 30, 2025	13,367

There were no outstanding Level 3 financial liabilities in the 6 months period ended June 30, 2026.

There were no transfers between fair value measurement levels during the period ended June 30, 2026 and 2025.

SPOTITEARLY INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 5 - FAIR VALUE MEASUREMENTS (CONT.)

The estimated fair value of the Company’s cash and cash equivalents, restricted cash, other current assets, accounts payable, employees and related liabilities and accrued expense and other current liabilities approximate their carrying values as these financial instruments are highly liquid or short-term in nature.

NOTE 6 - STOCK-BASED COMPENSATION

The following table presents a summary of stock options activity for the years ended June 30,2026 and June 30, 2025.

	Stock Options	Weighted Average Exercise Price Per Stock Option	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding as of January 1, 2026	3,022,262	0.142	7.48	1.47
Granted	136,301	2.89
Exercised	(70,482)	0.25
Forfeited	(99,916)	2.41
Outstanding as of June 30, 2026	2,988,165	1.14	6.79	0.471

Vested and Exercisable as of June 30, 2026	2,010,208	0.319	5.88	$1.29

	Stock Options	Weighted Average Exercise Price Per Stock Option	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value

Outstanding as of January 1, 2025	2,111,790	0.139	7.31	1.57
Granted	-	-
Exercised	-	-
Expired	-	-
Forfeited	-	-
Outstanding as of June 30, 2025	2,111,790	0.139	6.82	1.81

Vested and Exercisable as of June 30, 2025	1,623,012	$0.062	6.62	$1.89

The vesting of 1,100,000 options granted to an executive officer of the Company, are subject to acceleration at the event of a Merger Transaction, as defined in the Plan, as long as the executive officer is still engaged by the Company.

SPOTITEARLY INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 6 - STOCK-BASED COMPENSATION (CONT.)

The aggregate intrinsic value was calculated as the difference between the exercise price of the stock options and the fair value of the underlying common stock as June 30, 2026, and 2025. The weighted-average grant-date fair value of stock options granted during the six months ended June 30, 2026, and 2025 was $1.61.

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees, directors and non-employee service providers included in the Company’s statements of operations:

	Six months ended June 30,
	2026	2025

Research and development	$176	$208
General and administrative	110	142

Total stock-based compensation expenses	$286	$350

As of June 30, 2026, and 2025, unamortized stock-based compensation expense was $1,065 and $598, respectively, related to non-vested stock options, which are expected to be recognized over weighted average period of 2.03 and 2.43 years, respectively.

The Company estimates the fair value of stock option awards on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires estimates of highly subjective assumptions, which affect the fair value of each stock option. The assumptions used to estimate the fair value of stock options granted are as follows:

	Six months ended June 30,
	2026	2025
Expected volatility	78.66%	67.57%
Expected dividends	0%	0%
Expected term (in years)	6-6.25	5.63-10
Risk free rate	3.94%	4.26-4.28%
Fair value of common stock	$1.61	$1.35 - 1.54

NOTE 7 - SEGMENT REPORTING

Segment information is prepared on the same basis that the Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, manages the business, makes business decisions and assesses performance. The Company has one operating and reportable segment specializing in the development of a multi-cancer early detection screening test. All of the Company’s assets are located in Israel.

The CODM assesses performance for this segment and decides how to allocate resources based on net loss. The measure of segment assets is reported on the balance sheet as cash and cash equivalents. The Chief Executive Officer performs the assessment of segment performance by using the reported measure of segment profit or loss to monitor actual results.

SPOTITEARLY INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 7 - SEGMENT REPORTING (CONT.)

The table below summarizes the significant expense categories regularly reviewed by the CODM for the years ended June 30, 2026 and 2025:

	Six months ended June 30, 2026	Six months ended June 30, 2025
Significant segment expenses
Lab related expenses (*)	$88	$87
Other research and development expenses (*)	1,515	1,615
Sales and marketing expenses (*)	229	-
General and administrative expenses (*)	499	977
Other operating expenses	307	44

Other segment items:
Other expenses, net	39	688
Net loss	$2,677	$3,411

(*) Excludes stock-based compensation and depreciation and amortization expenses, which are presented as other operating expenses.

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating in securities. The Company considers all series of the convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of the convertible preferred stock do not have a contractual obligation to participate in the Company’s losses. Basic net loss per share attributable to common stockholders is computed by dividing the net loss by the weighted-average number of shares of common stocks outstanding during the period, less shares subject to repurchase. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, the convertible preferred stocks are considered to be potential common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive.

	Six months ended June 30, 2026	Six months ended June 30, 2025
Numerator:
Net loss	$2,677	$3,411

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	8,649,329	8,684,618

Basic and diluted loss per share of common stock	$0.31	$0.39

SPOTITEARLY INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 8 - NET LOSS PER SHARE ATTRIBUTABLE TO STOCKHOLDERS

Since the Company was in a net loss position for the period ended June 30, 2026 and 2025, there is no difference between the number of shares used to calculate basic and diluted loss per share. The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the period presented because including them would have been antidilutive are as follows:

	Six months ended June 30
	2026	2025
Stock options	2,988,165	2,111,790
Warrants	145,458
Convertible securities (*)	-	3,102,588
Convertible preferred stocks	11,639,718	8,305,151
Total	14,773,341	13,519,529

(*)The weighted average number of common stocks in connection with the convertible securities for the years ended June 2025 are based on conversion of the SAFE amount at a share price equal to the valuation cap divided by total number of outstanding shares at year end, calculated on an as-converted and fully diluted basis, and including shares reserved and available for future grant under the Company’s equity incentive plan.

NOTE 9 -  INCOME TAXES

The Company recorded an income tax benefit of approximately $239 for the six months ended June 30, 2026.

The income tax benefit primarily relates to a decrease in deferred tax liabilities associated with marketable securities, and crypto assets held by the Company. The decrease in deferred tax liabilities resulted from changes in the underlying temporary differences between the carrying amounts of these assets for financial reporting purposes and their respective tax bases.

NOTE 10 - SUBSEQUENT EVENTS

In accordance with ASC 855 “Subsequent Events,” the Company evaluated subsequent events through September 30, 2026. The Company concluded that no other subsequent events have occurred that would require recognition or disclosure in the financial statements.

Item 4.Exhibits (1)

Number	Exhibit Description
2.1	Third Amended and Restated Certificate of Incorporation
2.2	Bylaws
4	Subscription Agreement
6.1	Engagement Agreement by and between the Company and Manhattan Street Capital
6.2	Consulting Agreement with Shlomi Madar
6.3	Consulting Agreement with Shai Lankry
6.4	Consulting Agreement with J. Leonard Lichtenfeld
6.5	Consulting Agreement with Asaf Ruf
6.6	Amended Consulting Agreement with Roi Ophir
6.7	Amended Consulting Agreement with Ariel Ben Dayan
7	Security Transfer Agreement
8	Escrow Agreement

(1)Incorporated by reference to Part III to the Company’s Notification on Form 1-A (file No. 024-12646) filed with the Securities and Exchange Commission on January 16, 2026.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):
SpotitEarly, Inc.

By:	/s/ Shlomi Madar,
Chief Executive Officer

Date:	September 30, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Shai Lankry,
Principal Financial and Accounting Officer

Date:	September 30, 2026